FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

_____________

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For November 18, 2009

PETAQUILLA MINERALS LTD. (File #000-26296)

(Translation of registrant's name into English)

Suite 410, 475 West Georgia Street., Vancouver, British Columbia, Canada V6B 4M9

(Address of principal executive offices)

Attachments:

1.

News Release dated November 18, 2009; and

2.

Material Change Report dated November 18, 2009 (re: November 18, 2009, news release)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    ✓       Form 40-F _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No  __✓ _

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   82-________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

PETAQUILLA MINERALS LTD.

(Registrant)

Date:  November 18, 2009

By:

/s/ Richard Fifer

(Name)

Its:

Director and Chairman

(Title)

Trading Symbols:
TSX:	PTQ
OTCBB:	PTQMF
FWB:	P7Z

NEWS RELEASE

Panamanian Government Authorizes Commercial Production at Molejon

Vancouver, BC – November 18, 2009: Petaquilla Minerals Ltd. (“Petaquilla” or the “Company”) is pleased to announce that the Government of the Republic of Panama has granted approval for Petaquilla’s Molejon gold mine to advance to the commercial production stage.

In accordance with Contract Law No. 9 of February 26, 1997, the Ministry of Commerce and Industry of the Government of Panama issued a letter to the Company dated November 18, 2009, authorizing Petaquilla’s subsidiary, Petaquilla Gold, S.A., to initiate commercial production at its Molejon gold mine located in the District of Donoso, Province of Colon, Republic of Panama.

The Government of Panama highlighted that Molejon will be the country’s first mining project of modern times and encouraged the Company to maintain its highest standards of responsible mining as it leads the way to a socially and environmentally conscious mining industry in Panama.

The Molejon gold mine is currently in its final stages of full commissioning.  Since testing of production commenced resulting in the Company’s first gold pour on April 7, 2009, the mine has produced a total of 25,699 ounces of gold.

About Petaquilla Minerals Ltd. - Petaquilla Minerals Ltd. is an emerging gold producer commissioning the operation of its gold processing plant at its 100% owned Molejon Gold Project.  Anticipated throughput for the project during the first year of commercial production is estimated to be 2200 tonnes per day. The plant utilizes three ball mills and a carbon-in-pulp processing facility.

On behalf of the Board of Directors of

PETAQUILLA MINERALS LTD.

Joao C. Manuel

President and Chief Executive Officer

FOR FURTHER INFORMATION PLEASE CONTACT:

Petaquilla Minerals Ltd.

Phone: (604) 694-0021 Fax: (604) 694-0063

Toll-free: 1 (877) 694-0021

www.petaquilla.com

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.

Name and Address of Company

Petaquilla Minerals Ltd. (the “Company”)

410 - 475 West Georgia Street

Vancouver, British Columbia

V6B 4M9

Item 2.

Date of Material Change

November 18, 2009

Item 3.

News Release

The Company’s news release dated November 18, 2009, was disseminated by Marketwire, Incorporated on November 18, 2009.

Item 4.

Summary of Material Change

The Company announces that the Government of the Republic of Panama has granted approval for Petaquilla’s Molejon gold mine to advance to the commercial production stage.

Item 5.

Full Description of Material Change

For a full description of the material change, please see Schedule “A”.

Item 6.

Reliance on subsection 7.1(2) or (3) of National Instrument  5 1-102

Not Applicable.

Item 7.

Omitted Information

Not Applicable.

Item 8.

Executive Officer

Joao Manuel, President and Chief Executive Officer of the Company, can be contacted at (604) 694-0021.

Item 9.

Date of Report

Dated November 18, 2009

PETAQUILLA MINERALS LTD.

Per:

/s/ Joao Manuel
Joao Manuel
President and Chief Executive Officer

SCHEDULE “A”

NEWS RELEASE FOR:

PETAQUILLA MINERALS LTD.

Contact person:

Joao C. Manuel

Contact Telephone number:

604-694-0021

Trading Symbols:
TSX:	PTQ
OTCBB:	PTQMF
FWB:	P7Z

NEWS RELEASE

Panamanian Government Authorizes Commercial Production at Molejon

Vancouver, BC – November 18, 2009: Petaquilla Minerals Ltd. (“Petaquilla” or the “Company”) is pleased to announce that the Government of the Republic of Panama has granted approval for Petaquilla’s Molejon gold mine to advance to the commercial production stage.

In accordance with Contract Law No. 9 of February 26, 1997, the Ministry of Commerce and Industry of the Government of Panama issued a letter to the Company dated November 18, 2009, authorizing Petaquilla’s subsidiary, Petaquilla Gold, S.A., to initiate commercial production at its Molejon gold mine located in the District of Donoso, Province of Colon, Republic of Panama.

The Government of Panama highlighted that Molejon will be the country’s first mining project of modern times and encouraged the Company to maintain its highest standards of responsible mining as it leads the way to a socially and environmentally conscious mining industry in Panama.

The Molejon gold mine is currently in its final stages of full commissioning.  Since testing of production commenced resulting in the Company’s first gold pour on April 7, 2009, the mine has produced a total of 25,699 ounces of gold.

About Petaquilla Minerals Ltd. - Petaquilla Minerals Ltd. is an emerging gold producer commissioning the operation of its gold processing plant at its 100% owned Molejon Gold Project.  Anticipated throughput for the project during the first year of commercial production is estimated to be 2200 tonnes per day. The plant utilizes three ball mills and a carbon-in-pulp processing facility.

On behalf of the Board of Directors of

PETAQUILLA MINERALS LTD.

Joao C. Manuel

President and Chief Executive Officer

FOR FURTHER INFORMATION PLEASE CONTACT:

Petaquilla Minerals Ltd.

Phone: (604) 694-0021 Fax: (604) 694-0063

Toll-free: 1 (877) 694-0021

www.petaquilla.com